

January 23, 2013

<u>Via E-Mail</u>
Li Yuan
Chief Executive Officer
China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building, Fazhan Road to Sugian Gate Section
Jiangsu Province, China 223800

>   Re: **China Xuefeng Environmental Engineering Inc.**
>   **Form 10-Q for Fiscal Quarter Ended November 30, 2012**
>   **Filed January 14, 2013**
>   **Amendment No. 1 to Form 8-K**
>   **Filed January 10, 2013**
>   **File No. 333-175483**

Dear Mr. Yuan:

We have reviewed your filing and have the following comments.

<u>Amendment No. 1 to Form 8-K</u>

<u>Item 2.01 Completion of Acquisition or Disposition of Assets, page 4</u>

1. We note your response to comment 2 in our letter dated December 19, 2012. We note disclosure that prior to the closing of the share exchange, Mr. Zhenxing Liu, the company's sole director and officer, surrendered 7,895,000 shares of common stock to the company as a capital contribution and resigned from his position as the sole director and officer. Please tell us, and revise future filings to clarify, including your next Form 10-Q, the nature and amount of consideration given by the company to Mr. Liu or received by Mr. Liu for the 7,895,000 shares and the formula or principle followed in determining the amount of such consideration.

<u>Products and Facilities, page 10</u>

2. We note your response to comment 7 in our letter dated December 19, 2012. Please tell us, and future filings including your next Form 10-Q, please disclose in greater specificity the business operations of Jiangsu Xuefeng so that an investor can understand your operations. We note the general disclosure that Jiangsu Xuefeng is engaged in providing improvement and upgrading the services of garbage recycling processing technology and equipment. Please tell us, and in future filings including your next Form 10-Q, explain in greater detail the specific nature of the improvements and upgrading services you provide, and what the improvements and upgrading are made to since the

terms "technology and equipment" are too general. We also note disclosure that when you complete the upgrading service for the client, you go through the acceptance check and commissioning of the company in accordance with the contract. Please tell us, and in future filings including your next Form 10-Q, please explain this disclosure in greater detail.

Exhibits

3. We note your responses to comments 6 and 13 in our letter dated December 19, 2012. In your next periodic report, please file as exhibits, signed copies of the Patent Licensing Service Agreement filed as exhibit 10.10 and the legal opinion issued by Jilin Changchun Law Firm filed as exhibit 5.1.

Form 10-Q for Fiscal Quarter Ended November 30, 2012

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 15

4. We note your disclosures here and in MD&A regarding revenues and your revenue recognition policy; however, it remains unclear to us how your customer service agreements are structured and why your customers are willing to pay such a premium for the services you provide. Please tell us, and revise future filing to clarify, including your next Form 10-Q, the following:

- Explain why your customers are willing to pay a substantial premium for your services;

- Explain the material terms of your improvement and upgrading services, including any requirements for continued compliance with implemented improvements and if such services include patent technology;

- Explain the terms of your patent licensing agreements and disclose your revenue recognition policy for such agreements;

- Explain your consideration of the requirements for accounting for multiple element arrangements, to the extent applicable; and

- Provide us a translated copy of a standard customer agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Transfer of Cash, 27

5. We note your disclosures appear to imply that the VIE has the ability to transfer funds outside of China based on the provisions of the Service Fee in Article 3 of the Exclusive Technology Service and Business Consulting Agreement. However, based on the disclosures in note 2 to your financial statements, it does not appear to us that any fees have actually been transferred. Please tell us, and revise future filing to clarify, including your next Form 10-Q, when, if, and how the Service Fees under Article 3 of the Exclusive Technology Service and Business Consulting Agreement are actually expected to be paid to the Company.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-Mail
         Gregg Jaclin, Esq.